Exhibit (g)(viii)

Certain identified information has been excluded from this exhibit because it is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.

15852-00-01

AMENDMENT

to the

AUTOMATIC/FACULTAT VE YRT REINSURANCE

AGREEMENT

Effective November 11, 2017

(hereinafter referred to as the “Agreement”)

between

THRIVENT FINANCIAL FOR LUTHERANS

Appleton, Wisconsin

(hereinafter referred to as the “Ceding Company”)

and

RGA REINSURANCE COMPANY

Chesterfield, Missouri

(hereinafter referred to as the “Reinsurer”)

This Amendment is Effective January 28, 2019

I.	ADDITION OF ACCELERATED (LIVING} DEATH BENEFITS RIDER - TERMINAL ILLNESS BENEFIT (ADBR - TI Benefit)

Business Covered: As of the effective date of this Amendment, the Agreement is hereby revised to include the attached Exhibit B - Business Covered which adds coverage for the ADBR - TI Benefit on existing and future business covered under the Agreement. All provisions of the Agreement, except as specifically modified in this Amendment, apply to the above added business.

For clarity, the Reinsurer’s participation in the acceleration of any benefit payments for terminal illness is limited to eligible benefit payments made by the Ceding Company on or after the effective date of this Amendment.

Retention: As of the effective date of this Amendment, the Retention limits which are set forth in Agreement Exhibit A - Retention Schedule of the Ceding Company and applicable to the underlying blasé’ plan policy to which the ADBR-TI Benefit is attached shall also apply to the ADBR - TI Benefit.

Binding Limits: As of the effective date of this Amendment, the binding limits for the ADBR - TI Benefit are the same as those stated in Exhibit c - Binding Limits of the Agreement and applicable to the underlying base plan policy to which the ADBR- TI Benefit is attached.

Reinsurance Premiums: As of the effective date of this Amendment, the attached Exhibit D - Reinsurance Premiums, Section 7 Riders and Benefits is hereby added to the Agreement in order to provide a description of the ADBR - TI Benefit. No additional reinsurance premiums are payable for coverage of this benefit.

(881) 15852-00-01	1	B/1/2019

ARTICLE 9· CLAIMS {Section 9.4 only)

                         Effective January 28, 2019

9.4        AMOUNT AND PAYMENT OF REINSURANCE BENEFITS

Accelerated Benefits

Upon payment by the Ceding Company of an accelerated Terminal Illness Benefit, on or after January 28, 2019, and in accordance with a covered rider as set forth in Exhibit B, the Ceding Company will promptly provide the Reinsurer with proper claim proofs as stated In Article 9.3, excluding a copy of the lnsured’s death certificate but including proofs of insured’s terminal illness. Upon receipt of a proper claim notice and proper claim proofs, the Reinsurer will promptly pay its Proportionate Share of the discounted accelerated Terminal Illness Benefit. In the case of a partial accelerated Terminal Illness Benefit payment and barring early reinsurance coverage termination in accordance with the provisions of this Agreement, reinsurance on the remaining reduced policy will continue until the insured’s death at which time the Ceding Company shall submit a claim for the residual Reinsured Net Amount at Risk which is reinsured with the Reinsurer. The Ceding Company will not be considered under retained on a life due to its payment of an accelerated Terminal Illness Benefit.

(891) 15852-00-01	3	8/1/2019

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